Invest in James Bay Distillers

We distill and produce world class gold-medal award winning whiskies and gins





JAMES BAY
DISTILLERS
GALLOPING GOOSE
PREMIUM CANADIAN
WHISKY
SPECIAL RESERVE / RESERVE SPECIALE
44% ALC./VOL.
88 PROOF
750 ML

JAMESBAYDISTILLERS.COM EVERETT WA

Food | Alcohol | Retail | Cocktails | Manufacturing

ABOUT | UPDATES 4 | REVIEWS 12 | ASK A QUESTION 0

Why you may want to invest in us...

1. Our Galloping Goose Canadian whisky is a popular 4x gold-medal award winner
2. Our sales are increasing month on month, and year-on-year growth is over 200%
3. We have raised $747,000 with 19 accredited and sophisticated investors under SEC's Reg D 506(b)
4. Our gold-medal Summer Gin No. 5 rates higher than national brands from Chicago, Virginia and the UK
5. Our gins are listed for export in the UK, Canada, South Africa & 4 Asian countries by USDA & others
6. Our strong team includes top level bankers, advisers and industry experts, both in the US and abroad

Why investors ❤ us

WE'VE RAISED $753,350 SINCE OUR FOUNDING



Ernest has a solid business plan with developed exit strategies, something that is often lacking in craft beverages. He understands that as well as a passion, this is a business. Before investing, I spent time looking at his background, his research, and did some bench-marking of my own. Having my own experience in craft beverage, both hands on and as an investor, I was confident that James Bay would be an excellent band and exceptional company to be a part of.

George Ptasinski N/A

LEAD INVESTOR | INVESTING $25,000 THIS ROUND & $21,665 PREVIOUSLY



True understanding of the craftsmanship in spirits and the attendant technologies. His wife Leigh takes the art of specificity seriously and they are near the summit with smoothness and after notes.

 **Sfc Waverly Burnley** ☆

SEE MORE

Our team


Ernest Troth
President
Extensive international background in product development, export sales, with significant skin-in-the-game. Successful serial entrepreneur.
(in)


Leigh Troth
VIce President
Successful entrepreneur, engineer, software program manager. Expert at keeping all the state and federal spirits records in order for the Tax and Trade Bureau!

In the news



Downloads

- James Bay Distillers Goose Cadboro Summer and Gintrigue tasting notes.pdf
- james bay dist all front labels goose cadboro summer gintrigue cropped.jpg
- james bay distillers scotch whisky labels as approved by UK HMRC .pdf
- james bay distillers listing at virginia abc.jpg
- james bay distillers lochside summer gin no 5 rankings sept 2020.pdf
- james bay distillers spirits awards competition gold silver bronze.jpg
- James Bay Distillers Deck 2020 4 DEC 2020.pdf

The Story of James Bay Distillers Ltd

We started in 2014 - in Virginia!   After searching for a location in Canada in Alberta & British Columbia, we're excited to be at Paine Field, in Everett, WA since 2018. We're at an ideal spot for production and sales, export ventures and close to a community that understands and favors organic, authentic, honestly crafted fine spirits.

In 2014, we soon found that many distilleries from New York to Georgia had a vision of bourbon and moonshine. Well, we like those spirits but we wanted a less crowded market with more growth potential.   We looked for a location suitable for international, export-quality spirits. We found that ideal spot, in the Pacific Northwest, in the region bounded by British Columbia and Washington State.





Ernie and Leigh in Vancouver, BC at Olympic Park after a venture cap presentation

In 2015 we looked at Alberta, Canada due to the relatively open market in the province. By 2016 we had focused on British Columbia due to their preferential tax advantages. In 2017, we received Canadian work permits, and moved to BC to get this project going! At that time we also filed our initial Reg D 506(b) paperwork with the SEC and took in our first investors.



Yes, we sold our house and moved to Canada!! And then back to the USA! We are 110% committed to success of the distillery! Above you see the BC ferries on Vancouver Island headed to the BC mainland, and then a short drive to the US.

In early 2018 we found Paine Field in Everett, WA to be the ideal spot for us. Our hard work searching paid off! We leased our site, and started the typical 21 months of Federal and state permitting!

We sold our first whisky in September 2019 in conjunction with "Tanktoberfest," with our neighbors at the museum driving and firing real tanks along the runway!



The local museum, United Airlines and Alaska Airlines might have airplanes, but our flights are more fun!

Also in 2018, we took steps to comply with IRS Code Section 1202 - which means all of **investors' capital gains are tax free at exit or acquisition**. Let's read that again: free of capital gains taxes. "Some restrictions apply," of course, as is often the case, but we are well-advised by CPAs.

While working on US Federal permits, **we also obtained UK permits to import bulk scotch and create our own blends of scotch whisky** - from the more sweet and floral to the heavily peated and phenol. As far as we know, we're the only craft distillery on the west coast with that permit from "Her Majesty's Revenue & Customs Office."




JAMES BAY
DISTILLERS
HARBOUR & STRAIT
SCOTCH
WHISKY
JAMES BAY
DISTILLERS
NORTHWEST
SCOTCH
WHISKY
JAMES BAY
DISTILLERS
INNER HARBOUR
SCOTCH
WHISKY

Our three UK approved Scotch whisky labels - a late 2020 and 2021 project!

Since September 2019 when we released 88-proof Galloping Goose Canadian Whisky, our bourbon recipe single-grain whisky, the "Goose" has earned four gold medals. Our Cadboro organic chocolate infused whisky has a gold- and a silver-medal, and both our Lochside Summer Gin No. 5 and Gintrigue Barrel-aged gins have medals also! In fact Lochside Summer Gin No. 5 is rated more highly than some notable regional and national gins (and UK gins too!).

Here's our spirits family photo:


JAMES BAY
DISTILLERS
James Bay Distillers – "Always a Perfect Landing!"
GALLOPING GOOSE
WHISKY
CADBORO
CHOCOLATE FLAVORED WHISKY
SUMMER GIN
GINTRIGUE
BARREL-FINISHED GIN

Our current family photo - we're so proud! And yes, we have trademarks! "Galloping Goose," recalls a former railway on Vancouver Island; "Cadboro" is named for a Hudson's Bay schooner that sailed Puget Sound back in the day; "Summer Gin" is well, just a lot of fun, and "Gintrigue" is gintriguing and ginspirational!

Here's some of the awards we've won in the past 9 months:


JAMES BAY
DISTILLERS
James Bay Distillers Spirits' Awards
CRAFT MEMBER 2020
BRONZE
SILVER
WINE ENTHUSIAST
88 POINTS
Lochside Summer Gin No. 5
BARTENDER SPIRITS AWARDS
SILVER

It's more than distilling - it's about sales and growth.

Sales are based on superior quality spirits which are fun and easy to use, full of taste. From the start, we made a commitment to produce only top-shelf, super-premium spirits, given

the start, we made a commitment to produce only top-shelf, super-premium spirits, given that we can compete on quality, but smaller companies lack the scale of economy to compete on price. That means we don't make any well products, and no discount spirits. Our goal is that each spirit carries its weight as a sipping whisky or gin. All are great served neat or over ice. Mixers are not required, but with superior spirits, our cocktails are also very tasty. Here's two fun recipes:


Try the Mukilteo Mule!
1 to 1.5 oz Summer Gin No. 5 over ice
6-8 oz ginger ale or ginger beer
Juice of lime wedge or packet of "True Lime"
Stir & ENJOY!
James Bay Distillers Ltd
3101 111th SW Ste B, Everett WA 98204
www.JamesBayDistillers.com 425-212-9135
Open: 12-5pm, Tues-Sat – South end of PaineField!
JAMES BAY
DISTILLERS
James Bay Distillers' Whisky Root Beer Float
1.5 oz Galloping Goose Whisky over ice
6-8 oz root beer
1.5 oz light cream
Stir & ENJOY!
James Bay Distillers Ltd
3101 111th SW Ste B, Everett WA 98204
www.JamesBayDistillers.com 425-212-9135
Open: 12-5pm, Tues-Sat – South end of PaineField!
JAMES BAY
DISTILLERS

Two of our fun cocktail recipes!

In February 2020, we took the same COVID hit which many producers have, but since then we have seen **sales continue to grow.**

We now sell 3 products at **Total Wine** (all 12 stores in Washington State), 2 products through the **Virginia ABC Store system** and through local Everett area liquor stores. Our spirits are carried by **SpiritHub** and are listed on **Drizly**. We are actively soliciting new accounts in the Puget Sound region. Of course, we sell **online direct-to-consumer** with the **Spirits360** platform, and ship to Washington State, Alaska, Nevada, North Dakota and the District of Columbia. (You can order a bottle today!) We are currently also in talks with a distributor in Texas, and discussing export contracts in Asia. Naturally, we sell at the distillery, offer tastings and cocktails - we have never closed during COVID, and still followed all the rules. We have space for several groups up to 6-persons each, and can host tastings by appointment after our normal hours of 12-5pm, Tuesday-Saturday.


OUR SPIRITS
Galloping Goose Canadian Whisky
Lochside Summer Gin No. 5
Cadboro Chocolate Flavored Whisky
Gintrigue Barrel-Finished Gin, Series 6

Clicking on the photo takes you to our online sales site!

We are now at that mid-point in a startup's growth, where we have significant third-party validation, a dozen or more awards, established distribution and true proof of concept. It is time to keep expanding distribution in the US and through exports. We have initiated export outreach in **Taiwan, Japan, Korea, Vietnam and China** using resources of our local Department of Agriculture. Our Lochside Summer Gin No. 5 is now in **Toronto, London and South Africa** for export promotion with the USDA and the Distilled Spirits Council of the US. We are discussing terms with two Canadian importers.

Potential for market growth with the right quality:

We think there is excellent capacity for growth in this market based on the quality of our spirits and third-party analysis of the craft spirits markets through the end of this decade-- 8% to 35% CAGR, depending on the region. Each of our spirits is authentic, produced in small batches and contains organic ingredients whenever available. For example, the cacao used in our Cadboro whisky is not only organic, but also sustainable, renewable and traceable. We could visit the farm in Ecuador where it came from if we wished!





We use certified organic ingredients whenever available.

Using quality materials produces better spirits:

Premium quality spirits also calls for using exceptional equipment, made in the U.S.A. Our stills, shown below, are produced in Missouri with American labor and inputs. We used a "closed system" where the spirits exit the still directly in a closed pipe to the collection tank. This allows us to hold 240 gallons of spirits in a "zone" instead of the 60-gallon limit in an "open" system where the new make whisky or gin falls through the air into a container. We have four federally-approved zones in which we can store and work on our spirits. We can distill in one zone and also proof, bottle and label in a second area, while our spirits can age and rest in still another area. We reserve one zone for our Scotch whisky projects.



Here's our 230-gallon hybrid still, an electric bain-marie (water bath) style. Pulls 44,000 watts on startup - we joke that she "dims the lights at the airport!" when we turn the switch on!

Our next steps also include additional products. For example, we will soon have a **barrel-aged Galloping Goose whisky, held for a year in 500-liter Amontillado sherry butts**, each of which is 40 years old! We have huge and wonderful flavors in that upcoming release, now pending labels.

And we have more gins, whiskies and some specialty products planned in addition to our Scotch whiskies. We release products when they are ready, and each must meet our same standard: top-shelf, super-premium quality.

We're all business, but we do have fun! Here's our "model employee" and mannequin ready to welcome guests at the front door!




Tues. 12 noon to 5 PM
Wed. 12 noon to 5 PM
Thur. 12 noon to 5 PM
Fri. 12 noon to 5 PM
Sat. 12 noon to 5 PM
Sun. CLOSED to
JAMES BAY
DISTILLERS
FIND US ON

Open Tues-Sat: 12-5pm. Closed Sundays and Mondays

Now we're ready for you to join with us as we expand sales in the US and move into export markets!

We expect 2021 will be a banner year as we move ahead towards our production goals and expansion of markets.


ALWAYS A
PERFECT LANDING
HOURS
Fri 2-6pm Sat 12-5pm
Other days by appointment, please call ahead
JAMES BAY
DISTILLERS
DISTILLERY ADDRESS
3101 111th St SW, Suite B
Everett, WA 98204
Located at Paine Field, between the runways
(425) 212-9135
Fly with us on
/JamesBayDistillers
@JamesBayDistill

With exceptional whiskies and gins - it's always a perfect landing!

PS: In case you wondered how close we are to the flightline!


James Bay Distillers, Ltd

Whether it's Navy jets, the museum's MiG-33 or Boeing's Antonov 124...we hear it! For a real-time view of our nearby runways, try this link.

Investor Q&A

+ EXPAND ALL

What does your company do? ⌄

We produce super-premium whiskies and gins, all with gold-, silver- and other awards. All are sipping spirits, perfect neat or over ice - not requiring a mixer. We are expanding wholesale accounts, online sales and export opportunities in 7 countries. We are the only craft distillery to also operate a US-based free-trade zone to benefit from both US and Canadian spirits regulations. We are also the only craft distillery with UK permits to import, blend and bottle our own Scotch releases.

Where will your company be in 5 years? ⌄

We hope to reach 50,000 cases of production, and plan for acquisition by a major spirits firm to allow an early exit for investors at an expected 10x return. Industry averages for acquisition of craft spirits firms show an 8.7x multiple of final year revenue. Our Year 5 estimate for gross revenue is $15M, and so we anticipate to sell at our about $90M. We are influenced by venture cap experts and plan for a single raise with no dilution of investor shares. These projections cannot be guaranteed.

Why did you choose this idea? ⌄

We love whisky and gin! Whiskies and gins have such a wide range of flavors, we can use both our educated intuition and data-driven market research to create products. Industry CAGR is expected to grow 8-34%/year through late 2020s, displacing large producers and making a larger overall market. There is strong potential for our brands to grow.

What's the Canadian connection? ⌄

Ernie and Leigh have years of cross-border work experience. The company (US C-corp) has extra-provincial registration in BC so we can work there when we need to. That's not a separate company, just a permission we have, and we maintain a BC address. We also have arranged for whisky barrel-storage in BC as part of our continued product mix of best quality Canadian whiskies. We can take advantage of both US and Canadian export promotion resources, and can drop-ship our Canadian products from our Everett production site.

Who are the key founders? ⌄

Ernie and Leigh Troth are the 2 primary co-founders, are happily married and have developed the business plan together since 2014. Our current investors include both accredited- and sophisticated-investors as those terms are understood in the US. Investors also include friends, family and industry savvy colleagues. There is no foreign ownership.

What type of distillery equipment do you use? ⌄

We have two bain-marie hybrid stills, one holding 20 gallons for test batches, the other holding 230 gallons for production. Our USA-made equipment can produce whisky, gin or vodka, depending on how we adjust the path of the alcohol vapors. Both are electrically heated, eliminating the need for a boiler and giving us exceptional control over temperature. Our large still pulls 44,000 watts at startup, so we joke that she can "dim the lights" at the airport when we turn on the still!

Do you have all the licenses and permits needed? ⌄

Yes, we do. In fact we hold the required US Federal Distilled Spirits Plant (DSP) permit and Washington State craft distillery permits as well as required state/federal import/export permits, UK permits to blend and create Scotch whisky brands, and various states' non-resident sellers' permits. We may add other permits as we seek to expand sales into other states or areas. We can now ship or sell whiskies and gins in Washington State, Alaska, Nevada, North Dakota, Illinois, Nebraska, Virginia and the District of Columbia.

Are these common or preferred shares? ⌄

The company has a total of 65,000 shares available to issue. Many are already issued (we have raised $747,000 already); all are common shares and there are no preferred shares (nor will there be). Our commitment to our investors since the outset has been that all shares vote in proportion to their ownership percentage, all shares are open to receiving dividends and we have no plan to create a set of shares that would disadvantage our current investors who have shared our vision since 2016.

Where can I buy your whiskies and gins? ⌄

We sell at our tasting room (Tues-Sat 12-5pm) at Paine Field; our online store (ships to WA, AK, NV, ND and DC); at all-12 Total Wine stores in Washington State; at the "ABC Store" state liquor stores in Virginia, through SpiritHub (ships to IL, NE, ND and NH) and select liquor stores in the Everett area (who deliver by Drizly).